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July 6, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

  Re:
  Sabre Industries, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed on: June 28, 2010
  File No.: 333-166432

Dear Ms. Anagnosti:

        Reference is made to the follow-up comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-166432) (the "Form S-1") of Sabre Industries, Inc. ("Sabre" or the "Company"), in your letter dated July 2, 2010 (the "Comment Letter").

        We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 3 to the Form S-1 (the "Amendment") that will be filed with the Commission on today's date.

        For your convenience, your comments are set forth in this letter, followed by the Company's responses. References in the responses below in this letter to "we", "our", "us" or similar phrases refer to the Company.

Results of Operations, page 31

1.
Please explain to us how you determined the incremental borrowing rate you used to calculate the net present value of the minimum lease payments related to the sale-leaseback transaction. Also, please tell us what consideration you gave to disclosing and discussing this determination under critical accounting policies.

        As required under the guidance of ASC 840: Leases ("ASC 840"), the lessee should apply the lessee's incremental borrowing rate as the interest rate used in the test for the determination as to whether or not the present value of the minimum lease payments represent 90% or more of the leased asset's fair value. Per ASC 840, if the following conditions are met, the lessee should use the implicit rate of the lessor: (1) it is practicable for the lessee to learn the implicit rate computed by the lessor; and (2) the implicit rate computed by the lessor is less than the lessee's incremental borrowing rate.

        The incremental borrowing rate to borrow sufficient funds to finance the purchase of the leased assets would have required us to obtain additional financing, and due to our existing leverage position at the time of lease inception, incremental borrowing rates were estimated to range from 10% to 12%. At the time of the transaction, we were highly leveraged and there was insufficient availability under our credit facility for incremental borrowing to consummate such a transaction. In early discussions with various financing institutions, it was noted that we would incur rates in the range of 10% to 12% for such financing, if available at all, given the reduced lending activity from financial institutions at the time.

        Based on the terms of the lease arrangement, the implicit interest rate used by the lessor was 9.8%, and as the lessor's implicit interest rate was lower than the estimated incremental borrowing rate we could obtain for such financing, we used the lower implicit rate of 9.8% in the calculations to assess the appropriate lease classification as required under ASC 840.

        We considered the disclosure requirements outlined in ASC 840-20-50, Leases, Operating Leases, Disclosure, and ASC 840-40-50, Leases, Sale-Leaseback Transactions, Disclosure for lessees in operating leases resulting from a sale-leaseback transaction, and we believe that we have appropriately disclosed the information required per the disclosure requirements within the footnotes to our consolidated financial statements. We have, however, revised the Leases discussion under Critical Accounting Policies on page 46 of the Amendment to further reflect management's considerations in determining the appropriate accounting treatment of this transaction at the inception of the lease in August 2008.

Note 21, Segment Reporting, page F-35

2.
Please explain to us why gross profit margins for the CellXion Wireless operating segment are consistently less than gross profit margins for the Sabre Towers & Poles operating segment and why those differences have increased in each of the last three years. In light of the different gross profit margins and the recent impairments related to CellXion, please help us better understand why you believe these operating segments are economically similar.

        Our response to comment 2 is set forth on Appendix A attached hereto.

        We are supplementally providing Appendix A to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83 and Rule 418 under the Securities Act of 1933, as amended. Appendix A, and the information contained therein, are nonpublic and confidential and remain the property of the Company. We hereby request that Appendix A, and all copies thereof, be returned to the undersigned promptly following completion of the Staff's review thereof.

* * * * *

        We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ JULIE M. ALLEN

Enclosures

cc:
James D. Mack (Sabre Industries, Inc.)
James J. Junewicz (Winston & Strawn LLP)
David A. Sakowitz (Winston & Strawn LLP)

 APPENDIX A

        Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

A-1

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APPENDIX A